787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 12, 2021

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds V – BlackRock Sustainable Low Duration Bond Fund

Post-Effective Amendment No. 41 under the Securities Act of 1933 and Amendment No. 42 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-224371 and 811-23339)

Dear Ms. O’Neal:

On behalf of BlackRock Funds V (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on September 1, 2021 regarding Post-Effective Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 42 under the Investment Company Act of 1940, as amended, which was filed with the Commission on July 20, 2021, with respect to the BlackRock Sustainable Low Duration Bond Fund (the “Fund”), a new series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

October 12, 2021

Comment No. 1:	With respect to the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Low Duration Bond Fund – Fees and Expenses of the Fund,” please provide the completed fee tables and expense examples one week prior to effectiveness of the Amendment.

Response No. 1:	The completed fee tables and expense examples were provided supplementally to the Staff via email on October 7, 2021.

Comment No. 2:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Low Duration Bond Fund – Fees and Expenses of the Fund,” please provide a more detailed description of the “certain other Fund expenses” that are excluded from the Fund’s contractual fee waivers and/or expense reimbursements discussed the applicable footnote to the fee tables.

Response No. 2:	The Fund respectfully declines to add the requested disclosure and notes that the disclosure provided in response to Item 10 of Form N-1A in the section of the Fund’s Prospectuses entitled “Management of the Fund – BlackRock” includes additional detail regarding the “certain other Fund expenses” and other types of expenses excluded from the Fund’s contractual fee waivers and/or expense reimbursements.

Comment No. 3:	In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Low Duration Bond Fund – Fees and Expenses of the Fund,” please provide disclosure that the Fund will only reimburse BlackRock Advisors, LLC (“BlackRock”) so long as it does not cause the Fund to exceed the expense limitation in place either at the time of the waiver or currently, whichever is less.

Response No. 3:

The Fund respectfully declines to make the requested change to the fee table. The Fund notes the following disclosure regarding the recoupment of fees previously waived and/or reimbursed in the section of its prospectus entitled “Management of the Fund – BlackRock”:

With respect to the contractual agreement to cap net expenses described above, if during the Fund’s fiscal year the operating expenses of a share class, that at any time during the prior two fiscal years received a waiver and/or reimbursement from BlackRock, are less than the current expense limit for that share class, the share class is required to repay BlackRock up to the lesser of (a) the amount of fees waived or expenses reimbursed during those prior two fiscal years under the agreement and (b) an amount not to exceed either (x) the current expense limit of that share class or (y) the expense limit of the share class in effect at the time that the share class received the applicable waiver and/or reimbursement, provided that: (i) the Fund of which the share class is a part has more than $50 million in assets and (ii) BlackRock or an affiliate serves as the

October 12, 2021

Fund’s manager or administrator. This repayment arrangement will terminate on October 19, 2028 and applies only to the contractual cap on net expenses and does not apply to the contractual management fee waivers described above or any voluntary waivers that may be in effect from time to time. (Emphasis added).

Comment No. 4:	Given that the Fund includes the term “sustainable” in its name, please revise the Fund’s 80% policy to indicate that the Fund will invest at least 80% of its assets in securities of sustainable issuers in accordance with Rule 35d-1 under the 1940 Act (the “Names Rule”).

Response No. 4:	The Fund respectfully disagrees with the Staff’s position with respect to the applicability of the Names Rule to the use of the term “sustainable” in the Fund’s name. The Fund notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.[1] The Fund believes that the word “sustainable” in the Fund’s name does not suggest a “particular type of investment” subject to the Names Rule, but rather that it reflects the investment process and philosophy utilized by BlackRock in selecting investments for the Fund.

Comment No. 5:	The Staff believes it would be more beneficial if the Fund’s principal risks are reordered based on the level of risk, with the most significant risks to the Fund listed first. We note that the former Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response No. 5:	The Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. The Fund will continue to consider the ordering of its risk factors.

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

October 12, 2021

Comment No. 6:	Please add additional detail regarding the Fund’s ESG criteria in the first paragraph of the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Low Duration Bond Fund – Principal Investment Strategies of the Fund.” Such additional detail can be included in the disclosure provided in response to Item 9 of Form N-1A and does not need to be included in the disclosure provided in response to Item 2. In particular:

• With respect to prong (i) of the ESG criteria: please provide a description of how BlackRock conducts its “ESG assessment” of a portfolio.

• With respect to prong (ii) of the ESG criteria: please provide a description of how BlackRock assesses the aggregate carbon emissions of a portfolio relative to the issuers in the benchmark.

• With respect to prong (iii) of the ESG criteria: please provide more detail on what makes an issuer “better positioned” to capture climate opportunities relative to the issuers in the benchmark.

Response No. 6:	In response to the Staff’s comment, the following disclosure will be added in the Amendment (new text in bold/underline):

The Fund seeks to maintain certain ESG characteristics, climate risk exposure and climate opportunities relative to the ICE BofA 1-3 Year US Corporate & Government Index (the “Benchmark”). Specifically, with respect to the Fund’s investments in certain sectors of fixed income instruments, the Fund generally seeks to invest in a portfolio that, in BlackRock’s view, (i) has an aggregate ESG assessment that is better than that of the Benchmark, (ii) has an aggregate carbon emissions assessment that is lower than that of the Benchmark, and (iii) in the aggregate, includes issuers that BlackRock believes are better positioned to capture climate opportunities relative to the issuers in the Benchmark. Fund management makes such assessments based on BlackRock’s ESG research, which includes due diligence of ESG risks and opportunities facing an issuer, as well as third-party ESG ratings. The Fund may invest in other sectors that are not included in such assessments.

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Please do not hesitate to contact me at (212) 728-8925 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Curtis A. Tate
Curtis A. Tate

cc:	Jessica A. Herlihy, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP